Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. __)
                    Under the Securities Exchange Act of 1934

                                 TeamStaff Inc.
                                 --------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                  87815U 20 4
                                  -----------
                                 (CUSIP Number)

                                 Bernard J. Korman
                              2129 Chestnut Street
                        Philadelphia, Pennsylvania 19103
                                 (215) 977-1705
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 10, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1)       Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         Bernard J. Korman
------------------------------------------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group
         (a) _______
         (b) _______

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3) SEC Use Only

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4) Source of Funds

         PF
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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
or 2(e)

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6)       Citizenship or Place of Organization

         United States of America

------------------------------------------------------------------------------------------------------------------
Number of Shares                    7)       Sole Voting Power                                   2,300,000
Beneficially Owned
By Each Reporting
Person With                         ------------------------------------------------------------------------------

                                    8)      Shared Voting Power                                  ________

                                    ------------------------------------------------------------------------------

                                    9)      Sole Dispositive Power                               2,300,000

                                    ------------------------------------------------------------------------------

                                    10)     Shared Dispositive Power                             ________


------------------------------------------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially      Owned by Each Reporting Person                       2,300,000


------------------------------------------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares


------------------------------------------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)                                      11.93%


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14) Type of Reporting Persons (See Instructions)

         IN

------------------------------------------------------------------------------------------------------------------


Item 1.            Security and Issuer.

The securities that are the subject of this statement are common stock, par value $.001 per share, of TeamStaff Inc., a New Jersey corporation (the "Issuer"). The Issuer's principal executive offices are located at 300 Atrium Drive, South Plainfield, New Jersey 08873.


Item 2.           Identity and Background.

This statement is filed on behalf of Bernard J. Korman, a shareholder of the Issuer. Mr. Korman's address is 2129 Chestnut Street, Philadelphia, Pennsylvania 19103.

During the last five years, Mr. Korman was not convicted in a criminal proceeding, was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Korman is a citizen of the United States of America.


Item 3.           Source and Amount of Funds or Other Consideration.

The securities that are the subject of this statement were acquired by Mr. Korman with personal funds.


Item 4.           Purpose of Transaction.

Item 3 of this statement is incorporated herein by reference. Mr. Korman purchased the securities that are the subject of this statement for his own account, for investment purposes, with no intention of changing or influencing control of the Issuer or as a participant in any transaction having that purpose or effect.

Depending on market conditions, general economic conditions, and other factors that Mr. Korman may deem significant to his investment decision, Mr. Korman may purchase shares of the Issuer's common stock in private or market transactions or may dispose of all or a portion of the shares of common stock that he currently owns or may hereafter acquire from time to time.


Item 5.           Interest in Securities of the Issuer.

Mr. Korman owns 2,300,000 shares of the Issuer's common stock which represents 11.93% of the Issuer's outstanding common stock based upon 19,278,270 shares outstanding as of December 16, 2005 as set forth in the Issuer's most recent report on Form 10-K for the year ended September 30, 2005 and filed with the Securities and Exchange Commission on December 21, 2005. Mr. Korman has the sole power to vote and the sole power to dispose of such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.


Item 7.           Material to be Filed as Exhibits.

None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Date:     January 13, 2006               /s/ Bernard J. Korman
                                         ---------------------
                                         Bernard J. Korman

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